EXHIBIT 12

                            HERSHEY FOODS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
        For the Years Ended December 31, 2000, 1999, 1998, 1997 and 1996,
                   (in thousands of dollars except for ratios)
                                   (Unaudited)

                                                                      2000         1999         1998         1997          1996
                                                                      ----         ----         ----         ----          ----
Earnings:

     Income from continuing operations before income taxes......  $  546,639    $727,874(a)  $  557,006   $  553,955   $479,737(b)

     Add (Deduct):

       Interest on indebtedness.................................      80,956       77,300        88,648       79,138       52,036

       Portion of rents representative of the interest factor(c)      13,585       15,162        13,197       10,592        8,618

       Amortization of debt expense.............................         489          486           462          412          234

       Amortization of capitalized interest.....................         325        3,884         3,856        3,496        3,359
                                                                  ----------    ---------    ----------   ----------   ----------

         Earnings as adjusted...................................  $  641,994    $ 824,706    $  663,169   $  647,593   $  543,984
                                                                  ==========    =========    ==========   ==========   ==========

Fixed Charges:

     Interest on indebtedness...................................  $   80,956    $  77,300    $   88,648   $   79,138   $   52,036

     Portion of rents representative of the interest factor(c)..      13,585       15,162        13,197       10,592        8,618

     Amortization of debt expense...............................         489          486           462          412          234

     Capitalized interest.......................................         145        1,214         2,547        1,883        1,534
                                                                  ----------    ---------    ----------   ----------   ----------

         Total fixed charges....................................  $   95,175    $  94,162    $  104,854   $   92,025   $   62,422
                                                                  ==========    =========    ==========   ==========   ==========

Ratio of earnings to fixed charges..............................        6.75         8.76          6.32         7.04         8.71
                                                                  ==========    =========    ==========   ==========   ==========


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NOTES:

(a)    Includes a gain on the disposal of pasta business of $243.8 million.

(b)    Includes a loss on the disposal of businesses of $35.4 million.

(c) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.